Exhibit 12

MERCK & CO., INC. AND SUBSIDIARIES

Computation Of Ratios Of Earnings To Fixed Charges

(In millions except ratio data)

	Years Ended December 31
	2002	2001	2000	1999	1998	1997

Income Before Taxes	$10,213.6	$10,402.6	$9,824.1	$8,619.5	$8,133.1	$6,462.3

Add (Subtract):
One-third of rents	84.3	77.7	67.0	66.7	56.4	46.6
Interest expense, gross	390.8	464.7	484.4	316.9	205.6	129.5
Interest capitalized, net of amortization	(36.9)	(66.1)	(99.0)	(61.4)	(36.9)	(16.5)
Equity (income) loss from affiliates, net of distributions	(156.1)	(113.8)	(288.3)	(352.7)	36.6	153.0
Preferred stock dividends, net of tax	164.3	199.6	205.2	120.7	62.1	49.6

Earnings	$10,660.0	$10,964.7	$10,193.4	$8,709.7	$8,456.9	$6,824.5

One-third of rents	$84.3	$77.7	$67.0	$66.7	$56.4	$46.6
Interest expense, gross	390.8	464.7	484.4	316.9	205.6	129.5
Preferred stock dividends	234.7	285.1	293.1	172.4	88.7	70.9

Fixed Charges	$709.8	$827.5	$844.5	$556.0	$350.7	$247.0

Ratio of Earnings to Fixed Charges	15	13	12	16	24	28

For purposes of computing these ratios, “earnings” consist of income before taxes, one-third of rents (deemed by the Company to be representative of the interest factor inherent in rents), interest expense, net of amounts capitalized, equity income (loss) from affiliates, net of distributions, and dividends on preferred stock of subsidiary companies. “Fixed charges” consist of one-third of rents, interest expense as reported in the Company’s consolidated financial statements and dividends on preferred stock of subsidiary companies.